Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three and Six Months Ended June 30, 2019 and 2018	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2019 and December 31, 2018	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at June 30, 2019 and 2018	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Six Months Ended June 30, 2019 and 2018	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income / (Loss) for the Three and Six Months Ended June 30

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2019	2018	2019	2018
		(EUR’000)		(EUR’000)
Revenue	4	3,211	18	8,625	46
Research and development costs		(43,826)	(40,235)	(95,085)	(70,775)
General and administrative expenses		(10,960)	(5,226)	(21,396)	(9,888)

Operating profit / (loss)		(51,575)	(45,443)	(107,856)	(80,617)
Share of profit / (loss) of associate		(2,262)	—	(4,114)	—
Finance income		3,362	22,573	4,917	16,270
Finance expenses		(8,494)	(6)	(5,623)	(11)

Profit / (loss) before tax		(58,969)	(22,876)	(112,676)	(64,358)
Tax on profit / (loss) for the period		65	99	135	206

Net profit / (loss) for the period		(58,904)	(22,777)	(112,541)	(64,152)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(594)	2	(35)	(7)

Other comprehensive income / (loss) for the period, net of tax		(594)	2	(35)	(7)

Total comprehensive income / (loss) for the period, net of tax		(59,498)	(22,775)	(112,576)	(64,159)
Profit / (loss) for the period attributable to owners of the Company		(58,904)	(22,777)	(112,541)	(64,152)
Total comprehensive income / (loss) for the period attributable to owners of the Company		(58,498)	(22,775)	(112,576)	(64,159)

		EUR	EUR	EUR	EUR
Basic and diluted earnings / (loss) per share		(1.25)	(0.55)	(2.48)	(1.60)
Number of shares used for calculation (basic and diluted) (1)		47,190,717	41,650,907	45,291,688	40,182,701

(1)

A total of 5,199,177 warrants outstanding as of June 30, 2019 can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, a total of 4,479,691 warrants outstanding as of June 30, 2018 are also considered antidilutive for the periods presented and have not been included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	June 30, 2019	December 31, 2018
	(EUR’000)
Assets
Non-current assets
Intangible assets		3,495	3,495
Property, plant and equipment	7	42,537	4,325
Investment in associate		16,885	17,083
Deposits		1,410	1,158

		64,327	26,061

Current assets
Trade receivables		—	6
Other receivables		1,451	1,775
Prepayments		9,891	12,415
Income taxes receivable		1,133	849
Cash and cash equivalents		690,355	277,862

		702,830	292,907

Total assets		767,157	318,968

Equity and liabilities
Equity
Share capital	8	6,384	5,659
Distributable equity		668,691	274,391

Total equity		675,075	280,050

Non-current liabilities
Lease liabilities	2, 7	31,461	—

		31,461	—

Current liabilities
Lease liabilities	2, 7	4,841	—
Contract liabilities		2,156	6,902
Trade payables		21,235	19,740
Other payables		32,337	12,267
Income taxes payable		52	9

		60,621	38,918
Total liabilities		92,082	38,918

Total equity and liabilities		767,157	318,968

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2019	5,659	625,250	3	42,445	(393,307)	280,050
Loss for the period	—	—	—	—	(112,541)	(112,541)
Other comprehensive income / (loss), net of tax	—	—	(35)	—	—	(35)

Total comprehensive income / (loss)	—	—	(35)	—	(112,541)	(112,576)

Share-based payment (Note 6)	—	—	—	18,130	—	18,130
Capital increase	725	520,447	—	—	—	521,172
Cost of capital increase	—	(31,701)	—	—	—	(31,701)

Equity at June 30, 2019	6,384	1,113,996	(32)	60,575	(505,848)	675,075

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2018	4,967	422,675	(14)	22,793	(263,210)	187,211
Loss for the period	—	—	—	—	(64,152)	(64,152)
Other comprehensive income / (loss), net of tax	—	—	(7)	—	—	(7)

Total comprehensive income / (loss)	—	—	(7)	—	(64,152)	(64,159)
Share-based payment (Note 6)	—	—	—	8,901	—	8,901
Capital increase	652	212,738	—	—	—	213,390
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at June 30, 2018	5,619	622,295	(21)	31,694	(327,362)	332,225

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Six Months Ended June 30

	Notes	2019	2018
		(EUR’000)
Operating activities
Net profit / (loss) for the period		(112,541)	(64,152)
Reversal of non-cash consideration relating to revenue		(3,876)	—
Reversal of share of profit/(loss) of associate		4,114	—
Reversal of finance income		(4,917)	(16,270)
Reversal of finance expenses		5,623	11
Reversal of tax charge		(135)	(206)
Adjustments for:
Share-based payment		18,130	8,901
Depreciation and amortization		2,800	397
Changes in working capital:
Deposits		(252)	(822)
Trade receivables		6	171
Other receivables		324	(416)
Prepayments		2,523	973
Contract liabilities (deferred income)		(4,746)	—
Trade payables and other payables		21,490	12,839

Cash flows generated from / (used in) operations		(71,457)	(58,574)
Finance income received		4,917	2,004
Finance expenses paid		(109)	(11)
Income taxes received / (paid)		(106)	(270)

Cash flows from / (used in) operating activities		(66,755)	(56,851)

Investing activities
Acquisition of property, plant and equipment		(2,780)	(437)

Cash flows from / (used in) investing activities		(2,780)	(437)

Financing activities
Payment of finance lease liabilities		(2,264)	—
Capital increase		521,172	213,390
Cost of capital increase		(31,701)	(13,118)

Cash flows from / (used in) financing activities		487,207	200,272

Increase / (decrease) in cash and cash equivalents		417,672	142,984

Cash and cash equivalents at January 1		277,862	195,351
Effect of exchange rate changes on balances held in foreign currencies		(5,179)	14,266

Cash and cash equivalents at June 30		690,355	352,601

Restricted cash included in cash and cash equivalents		7,063	5,468

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on August 28, 2019.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

Changes in Accounting Policies

As of January 1, 2019, the Company has adopted IFRS 16, “Leases” (“IFRS 16”). IFRS 16 requires, with a few exceptions, lessees to recognize assets (“right-of-use assets”) and liabilities for most leases. Accordingly, lease payments under contracts previously classified as operating leases, will be recognized over the non-cancellable lease period as depreciation included in research and development costs and general and administrative expenses, and as interest expenses included in finance expenses. Previously, lease payments under operating leases were recognized as research and development costs and general and administrative expenses.

Impact from IFRS 16 “Leases”

The Company primarily leases office- and laboratory facilities, and equipment. Lease arrangements are typically entered into for fixed periods but may have extension options, and options to terminate the lease within the enforceable lease term. Lease terms are negotiated on an individual basis and contain a range of different terms and conditions.

We have implemented IFRS 16 by applying the modified retrospective approach. Accordingly, no comparative information is restated. The lease liability and corresponding right-of-use assets is measured at the present value of the remaining lease payments, discounted using an estimated incremental borrowing rate at January 1, 2019.

In connection with the transition to IFRS 16, we have reviewed our operating lease agreements’ contractual terms including lease payment structure. Fixed payments, and variable lease payments that depend on an index or a rate, are included in lease payments, whereas variable lease payments are excluded. Additionally, payments related to non-lease components are excluded, and thus treated as either research and development costs, or general and administrative expenses.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For lease arrangements other than those relating to short-term leases and leases of low value assets, lease liabilities have been determined according to the fixed lease payments and variable lease payments that depend on an index or a rate in the non-cancellable periods, discounted by the incremental borrowing rate. Accordingly, at January 1, 2019, we have recognized a lease liability of €17.7 million.

Operating lease commitments under IAS 17 “Leases”, and as disclosed for the annual reporting period ended December 31, 2018 was €19.6 million. The transition to the lease liabilities recognized in the unaudited condensed consolidated interim financial position at January 1, 2019, in accordance with IFRS 16, is summarized below:

(EUR ‘000)
Operating lease commitments as per December 31, 2018	19,627
Short-term contracts, and low value assets	(169)

Undiscounted, operating lease commitments as per January 1, 2019	19,458

Lease liabilities discounted by incremental borrowing rates as per January 1, 2019	17,700

At January 1, 2019, right-of-use assets of €18.4 million, which include prepaid leases, were recognized as property, plant and equipment.

The transition to IFRS 16 had no impact on retained earnings.

Separate note disclosures on right-of-use assets, and lease liabilities and payments for the six months ended June 30, 2019, are included in Note 7.

Several other amendments to and interpretations of IFRS apply for the first time in 2019, but do not have an impact on the accounting policies applied by the Company. Thus, except for the adoption of IFRS 16, the accounting policies applied when preparing these unaudited condensed consolidated interim financial statements have been applied consistently to all the periods presented, unless otherwise stated, and are consistent with those of the Company’s most recent audited annual consolidated financial statements.

A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2018.

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payment, internally generated intangible assets, joint arrangements / collaboration agreements, and to our investment in associate.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to recognition of accruals for manufacturing and clinical trial activities. No significant adjustments to accruals have been recognized during the first six months of 2019 or 2018, due to conditions that existed at December 31, 2018, or 2017. Additionally, there have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first six months of 2019 or 2018.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

In connection with adopting IFRS 16, the following are assessed as key assumptions concerning estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of right-to-use assets and lease liabilities within the next financial year.

Determining Lease Term

Certain lease arrangements provide us with a contractual right (not obligation) to either extend the lease after the initial term, or to terminate the lease within the enforceable lease term, i.e. periods where lessor cannot terminate the lease. Those options cover periods in the range from 1-6 years in addition to the non-cancellable periods. Based on our assessment at June 30, 2019, the lease terms reflect only the non-cancellable periods.

Incremental Borrowing Rate

Lease payments are discounted over the non-cancellable periods, applying each contract’s incremental borrowing rate. In determining incremental borrowing rates, we have considered the contracts’ specific repayment profiles and relevant currencies, and thus applied a corresponding risk-free interest rate, credit spread and eventual asset specific adjustment. The incremental borrowing rates applied are 2.5% and 4.25-5.0% for lease contracts denominated in EUR or Danish Kroner, and US Dollars, respectively.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018.

Note 4—Revenue

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(EUR’000)		(EUR’000)
Revenue from the rendering of services	1,873	18	7,287	46
License income	1,338	—	1,338	—

Total revenue (1)	3,211	18	8,625	46

Revenue from external customers (geographical)
North America	3,211	18	8,625	46

Total revenue (1)	3,211	18	8,625	46

(1)	For the three and six months ended June 30, 2019, “Total revenue” includes deferred revenue from associate of €2,295 thousand, and €3,876 thousand, respectively.

Note 5—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4.

Note 6—Warrants and Share-based Payment

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our Board of Directors and select external consultants.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of June 30, 2019, 8,304,687 warrants had been granted, of which 19,580 warrants have been cancelled, 2,830,617 warrants have been exercised, 2,168 warrants have expired without being exercised, and 253,145 warrants have been forfeited. As of June 30, 2019, our Board of Directors was authorized to grant up to 2,311,625 additional warrants to our employees, board members and select consultants without pre-emptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our Board of Directors. The exercise prices of outstanding warrants under our warrant programs range from €6.48 to €107.14 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.

Warrant Activity

The following table specifies the warrant activity during the six months ended June 30, 2019:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2019	5,611,629	29.03

Granted during the period	226,500	95.34
Exercised during the period	(618,089)	15.08
Forfeited during the period	(20,863)	44.38
Expired during the period	—	—

Outstanding at June 30, 2019	5,199,177	33.52

Vested at the balance sheet date	2,482,458	20.46

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(EUR’000)		(EUR’000)
Research and development costs	5,244	1,964	10,179	4,349
General and administrative expenses	3,451	2,258	7,951	4,552

Total warrant compensation costs	8,695	4,222	18,130	8,901

Note 7—Leases

The following sections summarize the disclosures of the Company’s lease arrangements for the six months ended June 30, 2019. Additional information on the exposure from the Company’s lease arrangements is included in Note 2 and 3.

Right-of-use Assets

As of June 30, 2019, the total balance of property, plant and equipment of €42.5 million includes right-of-use-assets of €36.0 million. For the six months ended June 30, 2019, additions to right-of-use assets was €19.8 million and relates to office- and laboratory facilities.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As of June 30, 2019, depreciation on right-of-use assets amounts to €2.2 million, recognized as research and development costs, and general and administrative expenses, by €1.7 million and €0.5 million, respectively.

Lease Liabilities and Payments

In the unaudited condensed consolidated interim statement of financial position as of June 30, 2019, the carrying amount of lease liabilities of €36.3 million is presented as non-current and current liabilities by €31.5 million and €4.8 million, respectively.

The table below summarizes the maturity profile of the Company’s lease liabilities based on contractual undiscounted payments:

	Carrying amount	< 1 year	1-5 years	>5 years	Total contractual cashflows
	(EUR’000)
June 30, 2019
Lease liabilities	36,302	4,931	19,603	18,440	42,974

For the six months ended June 30, 2019, interest on lease liabilities amounts to €0.3 million, which is recognized as finance expenses.

Payments relating to short-term leases and leases of low value assets are recognized either as research and development costs or general and administrative expenses, respectively, on a straight-line basis according to their lease term. Additionally, lease payments classified as variable, that do not depend on an index or a rate, are expensed as incurred.

As of June 30, 2019, the Company’s commitments for short-term leases, and leases of low-value assets, are deemed immaterial for the unaudited condensed consolidated interim financial statements.

Note 8—Share Capital

The share capital of Ascendis Pharma A/S consists of 47,545,204 shares at a nominal value of DKK 1, all in the same share class.

On March 14, 2019, the Company completed the sale and issuance of 4,791,667 ADSs in a public offering, increasing the Company’s share capital from 42,135,448 shares to 46,927,115 shares.

In April and June 2019, an aggregate of 618,089 warrants were exercised, increasing the Company’s share capital from 46,927,115 shares to 47,545,204 shares.

Note 9—Subsequent Events

No events have occurred after the balance sheet date that would have a significant impact on the results or financial position of the Company.